

April 21, 2011

Sean T. Smith
Senior Vice President and Chief Financial Officer
Photronics, Inc.
15 Secor Road
Brookfield, Connecticut 06804

     Re: Photronics, Inc.
              Form 10-K for the Fiscal Year Ended October 31, 2010
              Filed January 14, 2011
              File No. 000-15451

Dear Mr. Smith:

We have reviewed your response dated April 15, 2011 and filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2010

Financial Statements

Note 14. Income Taxes, page 55

1. We note your response to prior comment 1. Since you are required by ASC 740-30-50-2 to disclose the cumulative amount of each type of temporary difference as defined by the Master Glossary and as computed based on ASC 740-10, please tell us how you considered whether the basis differences and translation differences used to determine the amounts disclosed in the 2010, 2009 and 2008 Forms 10-K met these requirements and why.

You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3671 if you have any questions.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant